Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders



Nuveen Arizona Dividend Advantage Municipal Fund 3
333-92290
811-21157

An annual meeting of shareholders was held in the offices of Nuveen Investments on October 12, 2007, at this meeting shareholders were asked to vote on a new Investment
Management Agreement.

Voting results for the new investment management agreement are as follows:

<c>To approve a new investment
management agreement
<c> Common and
Preferred shares
voting together as a
class
   For
            1,617,868
   Against
                 71,718
   Abstain
                 54,873
   Broker Non-Votes
               603,984
      Total
            2,348,443


Proxy materials are herein incorporated by reference to the SEC filing on August 22, 2007, under Conformed Submission Type DEF 14A, accession number 0000950137-07- 012792.